UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE13G

Under the Securities Exchange Act of 1934
(Amendment No._)*

Oncolix, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

00773M106
(CUSIP Number)

February 14, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-l (b)
[ ] Rule 13d-l(c)
[ ] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773M106

1. NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY).

Texas Treasury Safekeeping Trust Company
74-2450863

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS):

(a) [ ]

(b) [ ]

3. SEC USE ONLY:

4. CITIZENSHIP OR PLACE OF ORGANIZATION:
State of Texas, United States

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH SOLE VOTING POWER:
59,776,909*

6. SHARED VOTING POWER: 0

7. SOLE DISPOSITIVE POWER: 59,776,909

8. SHARED DISPOSITIVE POWER: 0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON:
59,776,909

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (9):
36.4%**

*Includes 38,372,185 shares of Common Stock issuable upon conversion of 36,172,180 shares of Series A Preferred Stock, and 21,404,724 shares of Common Stock that may be acquired upon the exercise and conversion of warrants to acquire
20,177,520 shares of Series A Preferred Stock.

**Percent is based on 104,477,936 shares of Common Stock issued and outstanding as of February 5, 2018 as reported by Issuer plus the aggregate number of shares of Common Stock beneficially owned by the Reporting Person, which are treated as converted into Common Stock only for purposes of computing the percentage ownership of the Reporting Person.

Rider A
Item l(a). Name of Issuer.
The name of the issuer is Oncolix, Inc., a Florida corporation (the "Issuer").

Item l(b). Address of Issuer's Principal Executive
Offices.The principal executive offices of the Issuer are located at 14405 Walters Road, Suite 780,
Houston, Texas 77014.

Item 2(a). Names of Persons Filing.
This Schedule 130 is filed on behalf of
Texas Treasury Safekeeping Trust Company
("Reporting Person").

Item 2(b). Address or Principal Business Office or, if none, Residence.The principal business address of the Reporting Person is 208 E 10th Street, 4th Floor,
Austin, Texas 78701.

Item 2(c). Citizenship.
The Reporting Person was formed in the state of Texas.

Item 2(d). Title of Class of Securities.
Common Stock, par value $0.0001 per share
(the "Common Stock").

Item 2(e). CUSIP Number.
00773M106

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) [ ]Broker or dealer registered under Section 15 of the Act;
(b) [ ]Bank as defined in section 3(a)(6) of the Act;
(c) [ ]Insurance company as defined in Section
3(a)(l9) of the Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [ ] Investment adviser in accordance with Rule l3d-l(b)(1)(ii)(E);
(f) [X] Employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);
(g) [ ] Parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);
(h) [ ] Davings association as defined in Section
3(b) of the Federal Deposit Insurance Act;
(i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(l4) of the Investment Company Act of 1940;
(j) [ ] A non-U.S. institution in accordance with Rule 13d-l(b)(l)(ii)(J);
(k) [ ] Group, in accordance with Rule 13d-l(b)(l)(ii)(K).

Item 4. Ownership:
The information required by Items 4(a)-( c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on
Behalf of Another Person.
Not Applicable

Item 7. Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of
Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-l l.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2018

Texas Treasury Safekeeping Trust Company

By /s/ Paul Ballard
Name:  Paul Ballard
Title:  CEO